Exhibit 99.1

KongZhong to Announce Fourth Quarter and Fiscal Year 2014 Financial Results

on March 11, 2015

BEIJING, China - February 16, 2015 - KongZhong Corporation (NASDAQ: KZ), a leading online games publisher and developer in the PRC, today announced that it will release unaudited financial results for the fourth quarter and fiscal year ended December 31, 2014, after the close of the U.S. market on Wednesday, March 11, 2015.

The Company will host a corresponding conference call and live webcast to discuss the results at 7:30 PM Eastern Daylight Time (EDT) on Wednesday, March 11, 2015 (7:30 AM Beijing/Hong Kong Time, Thursday, March 12, 2015). Please dial-in five minutes prior to the call to register and receive further instruction.

The dial-in details for the live conference call are as below:

- U.S. Toll Free Dial-in Number: +1 866 519 4004

- U.S. Dial-in Number: +1 845 675 0437

- Hong Kong Toll Free Dial-in Number: 800 906 601

- Hong Kong Dial-in Number: +852 3018 6771

- Mainland China Dial-in Number: 800 819 0121, 400 620 8038

- International Dial-in Number: +65 6723 9381

Passcode: 8036 5830

The conference call will be available live via webcast on the Investors Relations section of KongZhong’s website at http://ir.kongzhong.com. The archive replay will be available on the website shortly after the call.

A dial-in replay of the conference call will be available until March 19, 2015:
- U.S. Toll Free Dial-in Number: +1 855 452 5696

- U.S. Dial-in Number: +1 646 254 3697

- Hong Kong Toll Free Dial-in Number: 800 963 117

- Hong Kong Dial-in Number: +852 3051 2780

- Mainland China Toll Free Dial-in Number: 800 870 0206, 400 602 2065

- International Dial-in Number: +61 2 8199 0299
Passcode: 8036 5830

About KongZhong

KongZhong Corporation (NASDAQ: KZ), listed on Nasdaq in 2004, is a leading online game developer and operator in China. KongZhong operates three main business units, namely Internet Games, Mobile Games and WVAS. Under Internet Games, KongZhong operates the largest Chinese military gaming platform under the "WAR SAGA" brand, which includes games such as World of Tanks, World of Warplanes and World of Warships. On May 15, 2014, KongZhong officially launched the most-anticipated 3D fantasy MMORPG Guild Wars 2 in China. KongZhong has the exclusive publishing rights for World of Tanks, World of Warplanes and World of Warships, Guild Wars 2, Auto Club Revolution, Blitzkrieg 3 and other titles in Mainland China.

KongZhong entered the smartphone game industry in 2011 through an acquisition of smartphone game engine and has expanded its mobile game development team across 4 cities across Mainland China. KongZhong offers popular mobile games in China and overseas with over 10 smartphone games across various genres being under development, including RPG, RTS, military, fantasy and etc. For more information, please visit http://ir.kongzhong.com.

KongZhong Contacts

Investor Contact

Liddy Li

Investor Relations

Tel.: (+86-10) 8857 6000

E-mail: ir@kongzhong.com

Media Contact

Xingran Chen

Public Relations

Tel: (+86-10) 8857 6000

E-mail: chenxingran@kongzhong.com